

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Behrooz Abdi
Chief Executive Officer
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805

> **Re: ACE Convergence Acquisition Corp.**
> **Post-Effective Amendment No. 3 to Form S-4**
> **Filed September 8, 2022**
> **File No. 333-261055**

Dear Mr. Abdi:

　　We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 3 to Form S-4

General

1. Please revise throughout the filing to also provide the amount remaining in the trust account as of a recent practicable date. For example, on page 34 you do not clearly adjust for the $43,349,494 was paid out of the trust account in connection with the redemptions received in connection with the shareholder vote to extend the date by which the company must complete an initial business combination to October 13, 2022.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Evan Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing